                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ____________________

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ____________________

                              ACXIOM CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.10  PER SHARE
                        (Title of Class of Securities)

                                  005125 10 9
                     (CUSIP Number of Class of Securities)

                                 PETER I. MASON
                                MAY & SPEH, INC.
                                1501 OPUS PLACE
                         DOWNERS GROVE, ILLINOIS  60515
                                 (630) 964-1501
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                    COPY TO:

                              BRUCE A. TOTH, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                   SUITE 4200
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5600

                                  MAY 26, 1998
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

                                 SCHEDULE 13D

----------------------------
CUSIP No. 005125 10 9
----------------------------

-----------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          May & Speh, Inc.  (36-2992650)
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]

                                                                      (b) [_]
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3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS


           00
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                                                          [_]
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----------------------------------------------------------------------------
     NUMBER OF SHARES           7.  SOLE VOTING POWER -  10,436,929.72/1/
 BENEFICIALLY OWNED BY EACH
        PERSON WITH
-----------------------------------------------------------------------------
                                8.  SHARED VOTING POWER - 8,037,425/1/
-----------------------------------------------------------------------------
                                9.  SOLE DISPOSITIVE POWER - 10,436,929.72/1/
-----------------------------------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER - 8,037,425/1/
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               18,474,354.72/1/
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
               29.4%/2/
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON - CO
-----------------------------------------------------------------------------

/1/ This Statement on Schedule 13D (this "Statement") is being filed in connection with the execution and delivery of that certain Agreement and Plan of Merger dated as of May 26, 1998 (the "Merger Agreement") by and between Acxiom Corporation, a Delaware corporation (the "Issuer"), ACX Acquisition Co., Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Sub"), and May & Speh, Inc., a Delaware corporation ("May & Speh"). Pursuant to the Merger Agreement, Sub will, among other things, merge (the "Merger") with and into May & Speh and May & Speh will become a wholly owned subsidiary of the Issuer. The shares of common stock, par value $0.10 per share of the Issuer (the "Common Stock") covered by this Statement consist of (i) 10,436,929.72 shares of Common Stock that may be purchased by May & Speh upon exercise of an option (the "Option") granted by the Issuer to May & Speh pursuant to that certain Stock Option Agreement dated as of May 26, 1998, between May & Speh and the Issuer (the "Stock Option Agreement") and (ii) 8,037,425 shares of Common Stock that are the subject of (A) that certain Irrevocable Proxy dated as of May 26, 1998 between May & Speh and Charles D. Morgan (the "Morgan Proxy"), (B) that certain Irrevocable Proxy dated as of June 1, 1998 between May & Speh and Pritzker Foundation (the "Pritzker Proxy"), (C) that certain Irrevocable Proxy dated as of June 1, 1998 between May & Speh and Trans Union Corporation (the "Trans Union Proxy,"), and (D) that certain Irrevocable Proxy dated as of June 1, 1998 between May & Speh and Robert Pritzker (the "RP Proxy", and together with the Morgan Proxy, the Pritzker Proxy and the Trans Union Proxy, the "Proxies"), all as further described in Items 3 and 4 of this Statement.

          Prior to the exercise of the Option, May & Speh is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Option. The number of shares of Common Stock that may be purchased by May & Speh under the Option, which initially equals 10,436,929.72 shares, will be adjusted if necessary so that the number of shares of Common Stock which may be purchased by May & Speh upon exercise of the Option is equal to 19.9% of the total shares of Common Stock issued and outstanding immediately prior to the time of such exercise. The Option may only be exercised upon the occurrence of certain events, none of which has occurred as of the date hereof. Prior to such exercise, May & Speh expressly disclaims beneficial ownership of the shares of Common Stock which may be purchased upon exercise of the Option.

          Pursuant to the terms of the Proxies, each of Charles D. Morgan, Pritzker Foundation, Trans Union Corporation and Robert Pritzker, as the case may be, has granted May & Speh an irrevocable proxy to vote all of the shares of Common Stock owned of record by such person or entity, as the case may be, in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. If the power granted under such proxies is unexercisable for any reason, each of Charles D. Morgan, Pritzker Foundation, Trans Union Corporation and Robert Pritzker, as the case may be, has agreed to vote the shares in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. Other than as described herein, May & Speh is not entitled to any other rights as a stockholder of the Issuer as to the shares of Common Stock subject to the Proxies. Each of the Proxies (other than the Morgan Proxy with respect to clause (iv)) will terminate upon the earlier of (i) the effectiveness of the Merger, (ii) the termination of the Merger Agreement, (iii) notice of termination by May & Speh or (iv) October 31, 1998. The Morgan Proxy initially relates to 4,112,425 shares of Common Stock owned of record by Charles D. Morgan, including 297,654 shares which are issuable upon exercise of stock options exercisable within sixty (60) days of the date thereof. The Pritzker Proxy initially relates to 3,921,000 shares of Common Stock owned by Pritzker Foundation. The Trans Union Proxy and the RP Proxy each initially relates to 2,000 shares of Common Stock owned by of each Trans Union Corporation and Robert Pritzker, respectively. The Morgan Proxy provides that any shares of Common Stock granted upon the exercise of any stock options by the grantor thereunder during the term of the Morgan Proxy shall also be subject to the proxy granted thereunder. Other than with respect to the exercise of the Proxies described above to vote all of the shares of Common Stock owned by Charles D. Morgan, Pritzker Foundation, Trans Union Corporation and Robert Pritzker in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, May & Speh expressly disclaims beneficial ownership of the shares of Common Stock that are subject to the Proxies.

          The number of shares of Common Stock indicated (i) as to which May & Speh may be deemed to possess sole voting power and sole dispositive power (consisting of the shares of Common Stock subject to the Option) represents approximately 16.6%, and (ii) as to which May & Speh may be deemed to possess shared voting power and shares dispositive power (consisting of the shares subject to the Proxies) represents approximately 12.8%, in each case, of the total shares of Common Stock issued and outstanding on the date of the Merger Agreement (as represented by the Issuer in the Merger Agreement), after giving effect to the exercise of the Option as described herein.

/2/ Adjusted to reflect the issuance by the Issuer of 10,436,929.72 shares of Common Stock upon exercise of the Option as described herein.

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This Statement on Schedule 13D (this "Statement") relates to shares of common stock, $.10 par value per share (the "Common Stock"), of Acxiom Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 301 Industrial Boulevard, Conway, Arkansas 72032.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (A) - (C) AND (F). The reporting person is May & Speh, Inc., a Delaware corporation ("May & Speh"), with its principal office at 1501 Opus Place, Downers Grove, Illinois 60515. May & Speh is in the business of providing computer-based information management services with a focus on direct marketing and information technology outsourcing services. May & Speh's direct marketing services help clients execute direct marketing and customer management programs. May & Speh's information technology services outsourcing support multi-platform processing and network management for clients seeking to outsource their operations.

          (D) AND (E). During the last five years, neither May & Speh nor, to the knowledge of May & Speh, any executive officer or director of May & Speh, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          Certain information regarding the directors and executive officers of May & Speh is set forth in Schedule I attached hereto which is incorporated herein by reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          This Statement relates to (i) an option granted by the Issuer to May & Speh to purchase shares of Common Stock from the Issuer as described in this
Item 3 and Item 4 below (the "Option") and (ii) certain irrevocable proxies (the "Proxies") granted to May & Speh by Charles D. Morgan ("Morgan"), Pritzker Foundation (the "Foundation"), Trans Union Corporation ("Trans Union") and Robert Pritzker ("Robert Pritzker") with respect to shares of Common Stock owned of record by Morgan, the Foundation, Trans Union and Robert Pritzker as described in this Item 3 and Item 4 below.

          The Option entitles May & Speh to purchase up to 10,436,929.72 shares (the "Option Shares") of Common Stock under the circumstances specified in that certain Stock Option Agreement dated as of May 26, 1998, between May & Speh and the Issuer (the "Stock Option Agreement"), and as described in Item 4 below, for a purchase price of $23.55 per share (as adjusted in accordance with the terms of the Stock Option Agreement, the "Purchase Price"). The number of Option Shares will be adjusted if necessary so that the number of shares which may be purchased by May & Speh upon exercise of the Option is equal to 19.9% of the total shares of Common Stock issued and outstanding immediately prior to the time of such exercise. Reference is made to the Stock Option Agreement, a copy of which is filed as Exhibit 5 hereto and incorporated herein by reference, for the full text of its terms, including the conditions upon which it may be exercised.

          Pursuant to the Proxies, each grantor thereunder has granted to May & Speh an irrevocable proxy to vote all of the shares of Common Stock owned of record by such grantor in favor of any proposal to approve and adopt the Merger Agreement (as defined below) and the transactions contemplated thereby pursuant to the terms and conditions of (A) that certain Irrevocable Proxy dated as of May 26, 1998, between May & Speh and Morgan (the "Morgan Proxy"), (B) that certain Irrevocable Proxy dated as of June 1, 1998, between May & Speh and the Foundation (the "Pritzker Proxy"), (C) that certain Irrevocable Proxy dated as of June 1, 1998 between May & Speh and Trans Union (the "Trans Union Proxy") and
(D) that certain Irrevocable Proxy dated as of June 1, 1998 between May & Speh and Robert Pritzker (the "RP Proxy") and as described in this Item 3 and Item 4 below. If the power granted under any such Proxy is unexercisable for any reason, each grantor thereunder has agreed to vote the shares of Common Stock subject to such Proxy in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. Reference is made to the Morgan Proxy, the Pritzker Proxy, the Trans Union Proxy and the RP Proxy, copies of which are filed as Exhibits 2, 3, 3-A and 3-B hereto, respectively, and are incorporated herein by reference. Each Proxy (other than the Morgan Proxy with respect to clause (iv)) will terminate upon the earlier of (i) the effectiveness of the Merger, (ii) the termination of the Merger Agreement, (iii) notice of termination by May & Speh or (iv) October 31, 1998. The Morgan Proxy initially relates to 4,112,425 shares of Common Stock owned of record by Morgan, including 297,654 shares which are issuable upon exercise of stock options exercisable within sixty (60) days of the date thereof. The Pritzker Proxy initially relates to 3,921,000 shares of Common Stock owned of record by the Foundation. The Trans Union Proxy and the RP Proxy each initially relates to 2,000 shares of Common Stock owned of record by each of Trans Union and Robert Pritzker, respectively. The Morgan Proxy provides that any shares of Common Stock granted upon the exercise of any stock options by the grantors thereunder during the term of the Morgan Proxy shall be subject to the proxy granted thereunder.

          As set forth in the Stock Option Agreement and the Proxies, as applicable, the Option was granted by the Issuer and the Proxies were granted by the grantors thereunder as a condition and inducement to May & Speh's willingness to enter into that certain Agreement and Plan of Merger dated as of May 26, 1998 by and between May & Speh, ACX Acquisition Co., Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Sub"), and the Issuer (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of May & Speh and the Issuer), Sub will merge with and into May & Speh (the "Merger"), with May & Speh continuing as the surviving corporation, and each issued and outstanding share of common stock of May & Speh will be converted into the right to receive .80 of a share of Common Stock of the Issuer. Upon consummation of the Merger, May & Speh will become a wholly owned subsidiary of the Issuer. If the Merger is consummated in accordance with the terms and conditions of the Merger Agreement, the Option will not be exercised and the Proxies will terminate in accordance with the terms thereof. No monetary consideration was paid by May & Speh to the Issuer for the Option or to the grantors of the Proxies.

          If May & Speh elects to exercise the Option, it currently anticipates that the funds necessary to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of the Option Shares following such exercise.

          The information in Items 4, 5 and 6 of this Statement is incorporated by reference in this Item 3.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          (A) - (J) As stated above, the Option and the Proxies were granted to May & Speh in connection with the execution of the Merger Agreement.

          As an inducement to the Issuer to enter into the Merger Agreement, May & Speh granted to the Issuer a reciprocal option (the "Reciprocal Option") to purchase up to 19.9% of the issued and outstanding shares of common stock of May & Speh under the circumstances specified in that certain Stock Option Agreement dated as of May 26, 1998, between May & Speh, as grantor, and the Issuer, as grantee, for a purchase price of $14.96 per share (the "May & Speh Stock Option Agreement"), a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. In addition, as an inducement to the Issuer to enter into the Merger Agreement, Lawrence J. Speh, Albert J. Speh, Jr. and certain trusts controlled by such persons (collectively, the "Spehs") each granted to the Issuer an irrevocable proxy to vote all of the shares of May & Speh common stock owned or controlled by each such person or trust in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. Such proxies were granted pursuant to the terms of those certain Irrevocable Proxies each dated as of May 26, 1998 (June 1, 1998 w ith respect to the trusts), between May & Speh and each of the Spehs (collectively, the "Speh Proxies"), copies of which are filed as Exhibits 6, 7 and 8 hereto and are incorporated herein by reference.

          The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred at the time of this filing. The exercise of the Option in all events is subject, among other things, to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. May & Speh has the right to cause the Issuer to prepare and file up to two registration statements under the Securities Act of 1933, as amended, in order to permit the sale by May & Speh of any Option Shares purchased under the Option.

          Each of the Proxies contains the agreement of the relevant grantor that during the term of such Proxies, among other things, such grantor will not
(i) sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of the Common Stock owned by it, (ii) grant any proxy or interest in or with respect to such Common Stock or deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares, or (iii) subject to the grantor exercising his fiduciary duties as a director of the Issuer, initiate or solicit any inquiries or the making of any proposal with respect to, engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchaser of all or any significant portion of the assets of, or any equity interest in (other than the shares subject to such Proxy), the Issuer or any subsidiary thereof.

          Upon consummation of the Merger, pursuant to the terms of the Merger Agreement, (i) the Certificate of Incorporation and By-Laws of Sub as in effect immediately prior to the effectiveness of the Merger shall be the Certificate of Incorporation and By-laws of May & Speh as the surviving corporation in the Merger, (ii) the directors of Sub immediately prior to the effectiveness of the Merger shall be the directors of May & Speh as the surviving corporation in the Merger, and (iii) the officers of May & Speh immediately prior to the effectiveness of the Merger shall be the officers of May & Speh as the surviving corporation in the Merger. In addition, as a result of the consummation of the Merger, the common stock of May & Speh will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and application will be made to remove the common stock from listing on the National Association of Securities Dealers Automated Quotations National Market System (NASDAQ).

          The descriptions of the Stock Option Agreement, the Proxies, the Merger Agreement, the May & Speh Stock Option Agreement and the Speh Proxies are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 1 through 8 and which are incorporated herein by reference.

          Other than as described above, May & Speh has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

          The information in Items 3, 5 and 6 of this Statement is incorporated by reference in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (A) AND (B). As a result of the issuance of the Option, May & Speh may be deemed to be the beneficial owner of 10,436,929.72 shares of Common Stock, which would represent approximately 16.6% of the shares of Common Stock issued and outstanding after exercise of the Option (based on the number of Shares outstanding on the date of the Merger Agreement as represented by the Issuer in the Merger Agreement). Upon issuance, May & Speh will have sole voting power and sole dispositive power with respect to such shares. Nothing herein shall be deemed an admission by May & Speh as to the beneficial ownership of any such shares, and, prior to exercise of the Option, May & Speh expressly disclaims beneficial ownership of all Option Shares.

          As a result of entering into the Proxies, May & Speh may be deemed to be the beneficial owner of 8,037,425 shares of Common Stock, which would represent approximately 12.8% of the total shares of Common Stock issued and outstanding as of May 26, 1998, including shares of Common Stock issuable upon exercise of the Option, as represented by the Issuer in the Merger Agreement. Subject to the nonalienation provisions contained in the Proxies, each of the grantors thereunder has retained the right to receive and the power to direct the receipt to dividends from, or the proceeds from the sale of, and dispositive power with respect to, the shares of Common Stock subject to the Proxies. In addition, other than the grant of an irrevocable proxy by each of the grantors thereunder to vote all of the shares of Common Stock subject to the Proxies in favor of any proposal to approve and adopt the Merger Agreement (or if the power granted under such Proxy is unexercisable for any reason, the agreement by each of the grantors thereunder to vote the shares subject to such Proxy in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby), each of the grantors thereunder has retained sole voting power with respect to the shares of Common Stock subject to the Proxies.
Nothing herein shall be deemed an admission by May & Speh as to the beneficial ownership of any shares of Common Stock subject to the Proxies, and May & Speh expressly disclaims beneficial ownership of all shares of Common Stock subject to the Proxies except to the extent described above.

          (C). Except as set forth in the Merger Agreement and the Proxies, to the best knowledge of May & Speh, neither May & Speh, the Issuer nor any other person described in Item 2 hereof has engaged in any transaction during the past 60 days in any shares of the Common Stock.

          The information in Items 3, 4, and 6 of this Statement is incorporated by reference in this Item 5.

ITEM 6.   CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
          WITH RESPECT TO SECURITIES OF THE COMPANY.
          -----------------------------------------

          Except as set forth in this Statement, the Merger Agreement and the Proxies, to the best knowledge of May & Speh, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

          The information in Items 3, 4 and 5 of this Statement is incorporated by reference in this Item 6.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          1. Stock Option Agreement dated as of May 26, 1998 by and between May & Speh, Inc. and Acxiom Corporation.

          2. Irrevocable Proxy dated May 26,1998 by and between Charles D. Morgan and May & Speh, Inc.

          3. Irrevocable Proxy dated June 1, 1998 by and between Pritzker Foundation and May & Speh, Inc.

          3-A. Irrevocable Proxy dated June 1, 1998 by and between Trans Union
               Corporation and May & Speh, Inc.

          3-B. Irrevocable Proxy dated June 1, 1998 by and between Robert
               Pritzker and May & Speh, Inc.

          4. Agreement and Plan of Merger By and Among Acxiom Corporation, ACX Acquisition Co., Inc. and May & Speh, Inc. dated as of May 26, 1998.

          5. Stock Option Agreement dated as of May 26, 1998 by and between Acxiom Corporation and May & Speh, Inc.

          6. Irrevocable Proxy dated May 26, 1998 by and between Lawrence J. Speh and Acxiom Corporation.

          7. Irrevocable Proxy dated May 26, 1998 by and between Albert J. Speh, Jr. and Acxiom Corporation.

          8. Irrevocable Proxy dated June 1, 1998 by and between the grantors named therein and Acxiom Corporation.

                                   SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 3, 1998

                                   MAY & SPEH, INC.


                                   By:  /s/ Eric Loughmiller
                                        ------------------------------------
                                        Name:  Eric Loughmiller
                                        Title: Executive Vice President and
                                               Chief Financial Officer

                                  SCHEDULE I

              INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                         OFFICERS OF MAY & SPEH, INC.

     The following table sets forth the name, business address, citizenship and principal occupation or employment of each director and executive officer of May & Speh, Inc. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is May & Speh, Inc., 1501 Opus Place, Downers Grove, Illinois, 60515.

             DIRECTORS AND EXECUTIVE OFFICERS OF MAY & SPEH, INC.


NAME
----

Peter I. Mason           Director; President and Chief Operating Officer.

Deborah A. Bricker       Director; President of Bricker & Associates, Inc., a
                         productivity consulting firm based in Chicago, Illinois. Ms. Bricker's business address is c/o Bricker
                         & Associates, Inc., 625 North Michigan Avenue, Suite
                         1100, Chicago, Illinois 60611.

Casey Cowell             Director; Vice Chairman of 3Com Corporation. Mr.
                         Cowell's business address is c/o Durandel, Inc., 676
                         North Michigan Avenue, Chicago, Illinois 60611.

Lawrence J. Speh         Director; Consultant to May & Speh.

Paul G. Yovovich         Director; President of Advance Ross Corp., a public
                         company until its 1996 merger with CUC International.
                         Mr. Yovovich's business address is c/o Advance Ross
                         Corporation, 233 South Wacker Drive, Chicago, Illinois
                         60606.

Jonathan Zakin           Director; President of Leeward Management/Seaview
                         Holdings. Mr. Zakin's business address is c/o Seaview
                         Holdings, L.L.C., 676 North Michigan Avenue, Suite
                         3110, Chicago, Illinois 60611.

Albert J. Speh, Jr.      Director; Served as Chairman of the Board of Directors
                         from 1992 to November 1997.

Robert C. Early          Director and Executive Vice President, Corporate
                         Development.

Eric M. Loughmiller      Executive Vice President and Chief Financial Officer.

Terrence C. Cieslak      Executive Vice President and Chief Technology Officer.

Michael J. Loeffler      Executive Vice President, Direct Marketing Services.

John G. Jazwiec          Senior Vice President and Chief Information Officer.

Willard E. Engel, Jr.    Vice President, Chief Accounting Officer and Treasurer.

                                 EXHIBIT INDEX
                                 -------------


        EXHIBIT
        -------


        1. Stock Option Agreement dated as of May 26, 1998 by and between May & Speh, Inc. and Acxiom Corporation.

        2. Irrevocable Proxy dated May 26,1998 by and between Charles D. Morgan and May & Speh, Inc.

        3. Irrevocable Proxy dated June 1, 1998 by and between Pritzker Foundation and May & Speh, Inc.

        3-A. Irrevocable Proxy dated June 1, 1998 by and between Trans Union Corporation and May & Speh, Inc.

        3-B. Irrevocable Proxy dated June 1, 1998 by and between Robert Pritzker and May & Speh, Inc.

        4. Agreement and Plan of Merger By and Among Acxiom Corporation, ACX Acquisition Co., Inc. and May & Speh, Inc. dated as of May 26, 1998.

        5. Stock Option Agreement dated as of May 26, 1998 by and between Acxiom Corporation and May & Speh, Inc.

        6. Irrevocable Proxy dated May 26, 1998 by and between Lawrence J. Speh and Acxiom Corporation.

        7. Irrevocable Proxy dated May 26, 1998 by and between Albert J. Speh, Jr. and Acxiom Corporation.

        8. Irrevocable Proxy dated June 1, 1998 by and between the grantors named therein and Acxiom Corporation.